U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI  53202

November 30, 2017

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:          LoCorr Investment Trust (the “Trust”)
Registration Nos.: 333-171360, 811-22509

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, on behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N‑1A, filed on January 19, 2017.  I further request withdrawal of Post-Effective Amendments No. 28, 29, 31, 33, 34, 35, 36, 37 and 38 to the Trust’s Registration Statement on Form N-1A, filed on March 17, 2017, April 18, 2017, May 18, 2017, June 15, 2017, July 13, 2017, August 10, 2017, September 7, 2017, October 5, 2017, and November 2, 2017, respectively.

Post-Effective Amendment No. 27 was filed Pursuant to Rule 485(a)(1) of the Securities Act of 1933, as amended, for the purpose of registering Class T shares on behalf of the Trust and its series: LoCorr Managed Futures Strategy Fund, LoCorr Long/Short Commodities Strategy Fund, LoCorr Long/Short Equity Fund, LoCorr Spectrum Income Fund, LoCorr Multi-Strategy Fund, and LoCorr Market Trend Fund (the “Funds”). The Trust is filing this application for withdrawal of Post-Effective Amendment Nos. 27, 28, 29, 31, 33, 34, 35, 36, 37 and 38 as the Trust has determined to discontinue the registration and offering of Class T shares of the Funds.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Post-Effective Amendment Nos. 27, 28, 29, 31, 33, 34, 35, 36, 37 and 38 has been signed by the President of the Trust this 30th day of November, 2017.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel Spearo of U.S. Bancorp Fund Services, LLC, the Trust’s administrator, at (414) 765-5208.

Sincerely,

/s/ Jon C. Essen

Jon C. Essen
Treasurer, Trustee